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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                     ------------------------------------


                     FOX STRATEGIC HOUSING INCOME PARTNERS
                           (Name of Subject Company)

                            IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

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                               Page 1 of 5 Pages


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            This Amendment No. 3 amends and supplements the Tender Offer
Statement on Schedule 14D- 1 originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 10, 1997 and Amendment No. 2 filed with Commission on September 15, 1997 (the "Statement"), by IPLP Acquisition I LLC (the "Purchaser"), Insignia Properties, L.P, Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 11,750 of the outstanding units of limited partnership interest (the "Units") of Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at $260.00 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.



ITEM 10.  ADDITIONAL INFORMATION.

         (e) On Wednesday, September 24, 1997, the Superior Court for the State of California, San Mateo County denied an ex parte application made by plaintiffs in the Kline Complaint seeking a temporary restraining order prohibiting the Purchaser from purchasing Units pursuant to the Offer.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Tuesday, September 30, 1997. On September 25, 1997, the Purchaser issued a press release announcing such extension and reporting that approximately 3,600 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(4) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(4) Text of press release issued by the Purchaser on September 25, 1997.




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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 1997


                                              IPLP ACQUISITION I LLC


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner



                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                    ---------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director




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                                 EXHIBIT INDEX



   EXHIBIT NO.                                    DESCRIPTION
   -----------                                    -----------

     (a)(4) Text of press release issued by the Purchaser on September 25, 1997.